Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

The following is a transcript of the portion of the 2012 Citi Basic Materials Symposium  in which Georgia Gulf Corporation participated on November 27, 2012.

John Hirt:

So here to present for Georgia Gulf is Georgia Gulf’s CEO, Paul Carrico.

Paul Carrico:

Good afternoon, everyone, and welcome to Georgia Gulf’s segment of the discussions today. Pleasant to be here today, and looking forward to sharing some of our thoughts around the future for Georgia Gulf chemicals and, in particular, the combination with the announced merger with PPG that was announced earlier this year.

Before we begin the overall discussion, we do have the normal slides about forward-looking statements, and statements will be made in this discussion today that represent forward-looking comments, statements about Georgia Gulf’s future, and separation in particular of the PPG’s commodity chemicals business and operating and financial performance.  These statements will involve risks and uncertainties which may cause actual results to differ, and Georgia Gulf is not under obligation to provide subsequent updates to these forward-looking statements.

So with that out of the way, moving on to some of the aspects of the merger that we’ve announced with PPG.  It’s structured as a Reverse Morris Trust; RMT for short.  It involves the separation of the chemicals business from PPG into a separate entity, and then ultimately we wind up about doubling our shares.  We go from 35 million shares approximately to about 70 million shares, and PPG shareholders get 50.5 percent of those shares in the newly-formed company.

In terms of the leadership team with PPG, the majority of that team comes over to Georgia Gulf, with the exception of Michael McGarry, who’s now moved into an Executive VP position within PPG.  However, he will be one of the representatives on our board in the new structure.

The transaction at this time is expected to close early 2013.  We’d hoped for it in late this year, but it looks like it’s going to be 2013 at this point.  And it’s really basically just waiting for the approvals of the SEC and the IRS to approve the features of the transaction so that the tax status is achieved, and then we can move forward.

In terms of the benefits of the transaction, going on to the next slide, quite a few from our point of view.  We’re really excited about this providing a foundation for us into the future, not only getting off to a really good start but then having the opportunity to do a much broader array of things than we could have done otherwise.  It creates significant value for both shareholders of the companies in that there’s synergies to be achieved here, and both shareholders being about 50 percent of the new entity will share in those synergies as we go forward.  In terms of Georgia Gulf specifically, we’ve emphasized that chlor-alkali integration was the key objective for us for over two years now, and this in fact gets us there fully integrated on the vinyl side of the equation with this transaction.  In fact, it adds some additional volumes of chlorine and caustic that we’ll talk about in a little bit.

Importantly to me, it does create a structure that allows for a good starting point and, as I said earlier, it gives opportunities to do other things as we go forward.  We’ll have about $5 billion in sales with the new entity.  And, as you’ve probably heard in a lot of the discussions, it takes advantage in particular of the shale gas fracking situation in North America and the lower-cost natural gas that’s achieved with those products.  For us, there’s sizable synergies, and we’ll go through those in a few minutes.  And the out-of-the-box positioning of the company allows for a relatively strong balance sheet.  It meets our objectives going out at the beginning. It’s particularly helped by the fact that part of the transaction is stock rather than debt. And based upon that, the cash generation that’s clearly possible with this new entity will be available for us to hopefully increase shareholder value going forward in the next few years and the years following.

If you look at the benefits of the transaction for Georgia Gulf, first of all, it puts us in the range of being a Fortune 500 size company— a much broader portfolio of downstream products.  We had diversified our PVC chain, but this puts us into some diverse areas associated with the caustic and the chlorine side of the equation, too.  It, as I mentioned earlier, significantly enhances the vertical integration.  It completely integrates our PVC side of the equation.  It also further integrates some additional volumes in the sense of VCM and EDC.

Why does this work for us? Those of you who are familiar with chlor-alkali know that natural gas is a key cost factor in the production of that material, and with that you get chlorine and you get caustic, both very usable products in the world — around the world.  And natural gas being a key ingredient, it certainly causes North America to move into a very nice cost position related to most other continents in the world, when many of them are based on more of an oil production type of cost.

The new entity will be a very significant purchaser of ethylene, probably in the range of 2 billion pounds or so, something like that — we’ve yet to firm that up — but essentially the equivalent of a small cracker.  So with the considerable amount of ethylene capacity being announced and coming online in the next four or five years, it puts us in a really great spot to participate in those expansions and further achieve some synergies in terms of the opportunities we have going forward.

When you look at the vinyl side of the equation — and this is mostly dwelling on the vinyl side — this chart shows the capacities of the ECUs, chlor-alkali, the VCM and the PVC going from left to right there.  And what you see is the new entity puts the company in the range of the top four. When you look at each of the top four groups there, we’re in those top four categories.  And the complementary fit here is that the PPG assets were much more focused on chlor-alkali.  We were much more focused on VCM and PVC.  So you put them together and that’s why you get such a nice perspective related to the industry going forward.  We’ll be the third largest chlor-alkali producer in North America and, importantly to us, we’ll have chlorine in excess of what our requirements are for the vinyl chain.  So, we have other opportunities as we look into the future.

Moving on to the caustic and the chlorine side of the equation more specifically, of course caustic is a big part of the equation.  This multiple times increases our caustic sales and production probably to the tune of four or five times what we do now, so we’re a much bigger player in the caustic market in the future.  The vinyl side of the equation, you can see there that the chlorine is largely determined by how the vinyl market goes.  It’s representing about 37 percent of the market, so as vinyl goes, so does chlorine.  And, of course, caustic is a bit more diversified in a number of different uses, and both of these areas are widely used throughout the world.  Which when you cut through all that, what it means is that North America has one of the premier positions cost-wise based upon chlorine and caustic, as long as this oil-to-natural-gas ratio remains where it is.  We’ve typically over the past had some opportunity to export when the ratio of oil to natural gas was above 7-to-1, and of course today it’s more like 25-to-1 or 20-to-1, something like that, so hugely advantaged in that respect.

Moving on to the portfolio that it creates for the new company, specifically, on the chlorine and the PVC side of the equation. The PVC side on the right-hand there is what the existing Georgia Gulf perspectives are for the most part now.  We had already diversified that portfolio from being mostly focused on the domestic market three or four or five years back to a diverse application now where it is internal compound consumption.  The building products division that we have that produces windows and doors and decking and moldings, and all of those sorts of things consume a chunk of it.  Export has become a swing factor there of about 20 percent for us, where we were almost zero in years gone by.  And, then the domestic merchant market naturally starts to shrink as those other segments pick up.  What you can expect is there will be some more shrinking of the pie there associated with that as the housing market recovers and the demand for PVC increases — what we hope for over the next two or three years gradually each year.  On the left-hand side, something that we’re not used to — we were always short of chlorine, so we were making 100 percent of our chlorine for internal consumption to go through to the chain to vinyl. With the NewCo arrangement and the combination with PPG, we are now split to where we have all the needs that we need in the vinyl chain but we have derivatives, such things as pool chemical tablets, those kind of things, and merchant chlorine going to the merchant market.  So diversity on the left and the right which, from our perspective for the future, is a good thing to have, and we look forward to continuing that diversification.

Talking about synergies, why does this work for both sides?  And it does work for both sides, I think, because, as I said earlier, the shareholders on each company get shares in this new entity and share these synergies.  We forecasted the synergies to be in the range of a $115 million run rate at the end of a two-year period.  They come in three general categories: procurement and logistics and operating rate and G&A reduction.  And we’ve also said that those synergies would cost about $55 million, so what we’re looking for and targeting is to get at least in the range of a $60 million run rate by the end of the first year and then the $115 million at the end of the second year.

So where do these things come from more specifically?  Procurement and logistics — we’re going to be a large buyer of many different things as a combined entity, and most transactions have some factor associated with this. We did a lot of pre-work in establishing these targets before the transaction and we put that at $40 million, to include the procurement as well as logistics, such things as shipping past each other for caustic and things like that.  So, we should have opportunities in those areas.

Operating rate is a relatively simple one in that we’re already geographically connected, which is illustrated by this next chart, in the Lake Charles area specifically.  The PPG facility is located just down the road, so to speak, from our VCM facilities, and it gives us all the opportunity you need to raise rates by increasing the flow to the pipeline.  And, basically it allows much more opportunity to increase export or domestic demand, whichever way we so target.  It’s not very complicated to get started because we’ve been a customer and supplier for many, many years, and so we know each other quite well and we know the capabilities of the assets of both sides.

And then going back to the other component of the synergies, it’s a G&A reduction, and essentially there was corporate cost associated with the allocation to chemicals from the PPG parent.  Those costs in most cases can be significantly reduced by our organization, so we’ll do that as we start the process of completing the transaction.  And then in addition to that, there’s some accounting adjustments that occur right off the bat, and those get baked in early on.  So we kind of start out of the gate with a fairly clear-cut opportunity to get in the $30 million range as soon as the transaction is completed.

Looking at the combined map of the facilities — and this shows both the building products and the chemicals facilities — tough to read those dots, but you can just basically assume that most of the facilities for the chemicals side of the equation are located on the Gulf Coast, with the remaining portion of the building products primarily up the East Coast of the U.S. into Canada significantly, as well as some sites located over on the western half of the U.S.  In addition, a chlor-alkali facility comes along with this transaction in Taiwan, called TCI, and that will be part of the equation going forward, too.

In terms of our building products facilities, key for us is that these have been rationalized over the years.  We’ve gotten out of the businesses we didn’t like.  We’ve gotten stronger in the businesses we do like.  We’ve rationalized plant sites significantly in the last three or four years. And, we’re in a great position to take advantage of the housing starts as they increase.  From our point of view, our footprint is just about where it needs to be without having to increase significant capacity additions for the upcoming housing move as starts increase.  The existing plants have operating room to move as well as the opportunity to replace extruders and increase equipment size so that we get more output at those existing facilities.

When you look at the cost curve more specifically associated with the different areas around the world, you see this chart outlines specifically the chlor-alkali cost, and that’s where we talked about the most major difference with natural gas between the U.S., Europe and Asia and China.  In terms of the export world, these are unheard-of differences in most cases, except for maybe the Middle East in years gone by.  Differentials were frequently exploited if it was a matter of $20 a ton.  You would see material coming from China to the U.S. or vice versa.  And, here you’ve got hundreds, tens, hundreds of dollars potentially in terms of the difference between the different continents.  It makes the U.S. one of the premier spots for exporting of vinyl going forward, as long as these energy relationships maintain themselves.  It doesn’t mean that facilities are going to shut down all over the world because they can continue supplying internal needs.  It just means that we become a significant player in the export market, and for us that’s key because it takes up the slack whenever there’s a lowering of the domestic demand, and it gives us an opportunity to increase our operating rates both for the company as well as the industry in North America.

So you have projections by all the different forecasters out there, and in this case we’ve got IHS numbers up here and we’ve got CDI numbers, and you can see that what you have looming here on ‘13, ‘14 and ‘15 is operating rates for PVC and vinyl going to the 90 plus percent range.  We don’t know anything in our minds that would change that right now.  In fact, I’m guessing that the effective operating rate right now is higher than what we see in the reported numbers, just because of either ethylene availability or outages.  But 90 percent is something of a magical trigger for vinyl in history in that margins improve, usually substantially, at or above that rate. And when we look at going forward, normally in the past there’s been major increases in vinyl. At this point there’s really not large, large increases announced, and so these increases in demand that you’re going to see over the next couple of years — and maybe it’s at the rate of 6 or 7 percent — have to be moved back in from the export side of the equation or there’s the tension between those two markets for pricing improvement or margin improvement in specific.

It would make sense that eventually North America would be a spot for some more investment related to the vinyl chain, based upon the thesis that natural gas is going to extend out into the future.  It also is a bit supported by the fact that the ethylene equation is such an attractive situation right now in that ethylene is half the equation on the PVC molecule.  And, so that ethylene being produced at a low cost point in North America can combine with the chlor-alkali and get an advantage for the total molecule.

Looking at the housing starts, a chart that everybody’s familiar with, all I can say is I think that all of the housing—the homebuilders certainly are optimistic.  You can feel it with the customers that we have in the vinyl chain, and people have a lot of optimism going forward based upon where we are with the starts improving and what people expect, short of some fiscal, I’ll say, significant downturn next year associated with the debt or something like that from North America.

The combined mid-cycle EBITDA is something that we’ve put together and we’ve labeled that as $850 million on a mid-cycle situation.  And on the left-hand the green numbers show Georgia Gulf, the blue is PPG, and the red is the synergies in these graphs.  You see that Building Products—well, maybe I’ll start at the bottom.  Aromatics has come off a trough, particularly from an over-capacity situation, over the last ten years or so, and it’s improved to a different number.  Building Products is clearly based upon housing starts and remodeling improvements. Most people wouldn’t doubt that the industries associated with this area are going to see those kind of improvements as we get to higher levels of housing starts.  And then Chlorovinyls is just reflecting the story I was laying out earlier about operating rates and the normal historical improvement we see when those rates go at 90 percent or higher.  All this combines into a situation where, from a balance sheet point of view, pretty good circumstances for us based upon our read right now.  You see the left-hand side for Georgia Gulf standalone, and this is updated as of the end of the third quarter.  We have about $157 million of free cash flow.  That’s following two calendar years of good cash flow of over $100 million.  The newly merged company on an LTM basis would show $458 million, and our leverage target has been in the range of two with a debt to EBITDA in years gone by.  You see that we’re now below that with the current performance on the left-hand side for the leverage area.  And, then the newly merged company is also illustrated.  So we start out right out of the chute with a balance sheet that’s in the range of where we expect to be.  That being the case, it certainly opens the question as to where we go from there to add shareholder value going forward, and we’ll be looking to do that as we move into the coming years.

You sum all that up, and again, just a summary of the advantages we see of this transaction.  It’s complementary to both sides.  It really creates a nice fit in terms of the types of products both companies make and gives us synergies that neither of us would have gotten separately.  But most importantly, it gives us a foundation to work from going forward where we both can grow and the both sets of assets can grow and take advantage of the efficiencies that exist within the two.

So looking forward to it.  We’re still very excited about the transaction and we’re, as I said earlier, targeting to close early 2013.

That completes my comments.  Happy to take any questions.

Yes.

Unidentified Participant:

Hi, Paul. Can you help me think about—over the next couple years I can see how, as you move above 90 percent operating rate, your margins that you’re going to get from the PVC business are going to go up. But at the same time you’ve got additional capacity coming on in chlorine and caustic in the U.S., and if you think that you make less money there, you could end up sort of being a wash. Or what do you think’s going to happen with the extra capacity coming on for chlorine and caustic in the U.S.?

Paul Carrico:

Yeah. That’s partially to be determined yet, I think. But I believe there’s a different model there than where we’ve been in the past, mostly because much as you’ve seen the ethylene margins expand because of the fracking ethane cost, natural gas is inherent cost margin that we should be able to keep if we so choose to operate that way as an industry for North America. And, so that being said, a fair amount of that margin is coming out of chlor-alkali, and it’s either in the chlorine or the caustic molecule. I don’t think we know enough to predict exactly where that will go, but naturally unless we give all of that cost advantage away, then there should be some strength there in the margins going forward on chlor-alkali.  Now, the specific question around what the addition of capacity means, which is capacity coming on, again, it is a totally global world now in caustic and chlorine. And so much as we can ship chlorine to almost any part of the world constructively now via vinyl, caustic should be the same way. So I think that’s going to create a supply/demand balance in North America that’s still decent to good.  And all of that probably is not the traditional thought process about where chlorine production goes up, caustic price has to come down, and vice versa, but we’ll have to see.

Unidentified Participant:

Thank you.

Unidentified Participant:

The 125 million number that you show in the Building Products segment on your kind of run rate, you’ve got a number of 850.

Paul Carrico:

Yes.

Unidentified Participant:

I know you mentioned the sensitivity of housing starts, but what housing start number can you share with us are you assuming?

Paul Carrico:

1.3 million is what we were using there. It was about a 10 percent on sales revenue, something like that, so…

Unidentified Participant:

Just a question about the Building Products.  You have a lot of, I guess, facilities and exposure in Canada since you bought Royal.  Are you set up to sell a lot of building products?  I sort of view Canada as being in sort of a housing bubble right now, especially in certain parts.  If the U.S. really comes back very strong, are you logistically set up to participate in the upside as well with all those facilities in Canada?

Paul Carrico:

Yeah. Canada may be in a bubble, but it’s unlikely it’s going to move as drastically as the U.S. market has moved percentage-wise.  So, while it may shift, it’s not going to be nearly that dramatic.  And clearly North America on the U.S. side of the equation, it’s much more of an area for an opportunity for growth.  And those facilities in Canada can ship back south to the extent that that becomes important.  But we have a fair number—if you looked at that graph or that map, we have a fair number of facilities in the U.S. also, so…

Okay, thank you very much, appreciate the time.